SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: May 29, 2007
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Press release.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: May 29, 2007	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary

May 29, 2007
SouthGobi Energy Resources — with world-class, Permian-Age
coal resources proximate to the Chinese market — to start trading
Mongolian coal transaction closes
New Directors appointed
VANCOUVER, B.C. — Asia Gold announced today that a change of the company’s name to SouthGobi Energy Resources Ltd. was unanimously approved by the company’s shareholders who attended in person or by proxy the Annual General Meeting of the shareholders held on May 25, 2007. The new name more accurately reflects the company’s strategic focus on integrated coal and energy development in southern Mongolia, near the border with China.
Effective at the opening on May 29, 2007, the company’s common shares currently listed on the TSX Venture Exchange under the symbol ASG will begin trading under the new name, SouthGobi Energy Resources, and the new symbol, SGQ.
SouthGobi Energy Resources has acquired the Coal Division of Ivanhoe Mines by issuing 82,576,383 shares of SouthGobi Energy Resources, successfully completing the transaction that was approved by Asia Gold’s shareholders in August 2006. With the acquisition, SouthGobi Energy Resources now controls 55 coal exploration licences covering more than 20,700 square kilometres in southern Mongolia. The company’s coal portfolio includes the Ovoot Tolgoi (formerly Nariin Sukhait) mine development and five other exploration and development projects, Exploration work to date at Ovoot Tolgoi has discovered coal resources totalling approximately 150 million tonnes in the Measured and Indicated categories and an additional 29 million tonnes in the Inferred category.
Coal Resources Summary for Ovoot Tolgoi as of March, 2007

Area	ASTM Group	In-Place Resources (Tonnes)
		Measured	Indicated	Inferred
South-East Field	hvB to hvA	49,752,000	15,987,000	6,502,000
West Field	mhB to hvA	55,144,000	28,698,000	22,601,000
Total		149,580,000		29,103,000

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The resources estimate was independently prepared by Norwest Corporation of Salt Lake City, Utah in March, 2007. Full details of the parameters used to calculate the in-place coal resources and coal quality estimates are available in Ivanhoe Mines 2007 Annual Information Form and Form 40-F, available at www.ivanhoemines.com and www.sedar.com.
Ivanhoe Mines (IVN: TSX, NYSE, NASDAQ) is SouthGobi Energy Resources’ largest shareholder, currently owning approximately 90% of the issued and outstanding shares.
New Directors Appointed
SouthGobi Energy Resources also is pleased to announce the election of two new directors — Stuart (Tookie) Angus and Robert Hanson.
Tookie Angus is an independent business advisor to the mining industry. He was most recently Managing Director — Mergers & Acquisitions for Endeavour Financial. Prior to joining Endeavour Financial, he was a partner at the Canadian law firm Fasken Martineau DuMoulin and headed that firm’s Global Mining Group. Mr. Angus has focused on significant international exploration, development and mining ventures, and all aspects of their structuring and finance, for more than 25 years.
Robert Hanson, a director of Ivanhoe Mines, is the Chairman of UK-based Hanson Capital Limited and the Hanson Transport Group Limited. Formerly an Associate Director of N.M Rothchild & Sons, Mr. Hanson also was a main board director of Hanson Plc, and of its former subsidiary, Peabody Coal, with a specific responsibility for mergers and acquisitions. Mr. Hanson’s international experience in corporate finance and in the coal, construction, mining and building sectors will be an asset to the board of SouthGobi Energy Resources.
About SouthGobi Energy Resources
SouthGobi Energy Resources is focused on exploration and development of its Permian-age metallurgical and thermal coal deposits in Mongolia’s South Gobi Region to supply a wide range of coal products and electricity to markets in Mongolia and China. The company is investigating the implementation of clean coal technologies in the development of a coal generating power plant to benefit all of its stakeholders. As the company increases its resource base, SouthGobi Energy Resources plans to pursue the potential application of Coal-to-Liquids (CTL) technology to convert a portion of its resources into low-sulphur diesel, gasoline and naphtha.
Ivanhoe Mines, the parent company of SouthGobi Energy Resources, announced a strategic partnership last October with Rio Tinto plc, based in London, England, and Melbourne, Australia, to develop Ivanhoe’s world-class Oyu Tolgoi copper-gold deposit in southern Mongolia, 80 kilometres north of the Mongolia-China border.

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Information contacts:
SouthGobi Energy Resources
Investors: Steven Feldman/ Media Bob Williamson: +1 604 681-6799.
Website: www.southgobi.com
Ivanhoe Mines:
Investors: Bill Trenaman +1-604-688-5755.
Website: www.ivanhoemines.com
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy or this release.
Forward-Looking Statements: This document includes forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning the company’s plans to develop and supply various coal products and electrical energy to markets in Mongolia and China, and other statements that are not historical facts. When used in this document, the words such as “could, “ “plan, “ “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although Ivanhoe Mines and SouthGobi Energy Resources both believe that the expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in the Asia Gold management information circular for its May 25th Annual General Meeting and under the heading “Risk Factors” and elsewhere in Ivanhoe Mines’ periodic filings with Canadian and US securities regulators.